Exhibit 99.1

Report of Independent Auditors

To the Board of Directors of Abengoa Yield plc.:

We have audited the accompanying combined financial statements of the Dropdown Assets (a group of businesses within Abengoa, S.A., acquired by Abengoa Yield plc, herein after “the Company” – see Note 1), which comprise the combined statements of financial position as of December 31, 2014 and 2013, and the related combined income statements, the combined statements of comprehensive income, the combined statements of changes in equity, and the combined cash flow statements, for each of the years in the three-year period ended December 31, 2014, and the related notes to the combined financial statements.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the companies’ preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies’ internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Deloitte, S.L.

Seville, Spain

July 1, 2015

Combined statements of financial position as of December 31, 2014 and 2013

Amounts in thousands of U.S. dollars

	Note (1)	As of December 31, 2014	As of December 31, 2013
Assets
Non-current assets
Contracted concessional assets	5	$1,548,871	$1,804,626
Investments carried under the equity method	6	121,689	151,140
Financial investments	7&8	43,969	63,374
Deferred tax assets	14	76,490	57,138

Total non-current assets		$1,791,019	$2,076,278

Current assets
Inventories		$—	$57
Trade receivables		41,748	14,450
Credits and other receivables		14,297	26,551
Clients and other receivables	7&10	56,045	41,001
Financial investments	7	18,848	19,502
Cash and cash equivalents	11	110,257	170,752

Total current assets		$185,150	$231,312

Total assets		$1,976,169	$2,307,590

(1)	Notes 1 to 18 and the Appendices are an integral part of the combined financial statements

Combined statements of financial position as of December 31, 2014 and 2013

Amounts in thousands of U.S. dollars

	Note (1)	As of December 31, 2014	As of December 31, 2013
Equity and liabilities
Equity attributable to the Company
Hedging reserves		$(200,930)	$(116,023)
Accumulated currency translation differences		(32,356)	(3,534)
Other equity		439,022	459,244
Non-controlling interest		56,876	59,017

Total equity		$262,612	$398,704

Non-current liabilities
Long-term project debt	12	$1,133,616	$1,331,370
Grants and other liabilities		12,875	13,792
Related parties	9	260,258	290,188
Derivative liabilities	8	216,517	145,968
Deferred tax liabilities	14	4,263	3,753

Total non-current liabilities		$1,627,529	$1,785,071

Current liabilities
Short-term project debt	12	$54,146	$64,659
Trade payables and other current liabilities	13	24,407	45,957
Income and other tax payables		7,475	13,199

Total current liabilities		$86,028	$123,815

Total equity and liabilities		$1,976,169	$2,307,590

(1)	Notes 1 to 18 and the Appendices are an integral part of the combined financial statements

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Combined income statements for the years ended December 31, 2014, 2013 and 2012

Amounts in thousands of U.S. dollars

		For the twelve-month period ended December 31,
	Note (1)	2014	2013	2012
Revenue	4	$226,592	$196,520	$195,293
Other operating income	16	—	4,642	191,221
Raw materials and consumables used		(10,457)	(15,497)	(18,372)
Depreciation, amortization, and impairment charges	5	(46,970)	(49,031)	(44,500)
Other operating expenses	16	(61,481)	(57,929)	(229,235)

Operating profit		$107,684	$78,705	$94,407

Financial income		$2,276	$3,911	$2,941
Financial expense	17	(103,299)	(99,917)	(87,822)
Net exchange differences		(397)	103	(330)
Other financial income/(expense), net		(2,197)	(2,527)	(2,468)

Financial expense, net		$(103,617)	$(98,430)	$(87,679)

Share of profit of associates carried under the equity method		8,739	5,265	12,137

Profit/(loss) before income tax		$12,806	$(14,460)	$18,865

Income tax	14	(2,886)	10,910	1,974

Profit/(loss) for the year		$9,920	$(3,550)	$20,839

(Profit) attributable to non-controlling interests		(8,708)	(10,456)	(7,886)

Profit/(loss) for the year attributable to the Company		$1,212	$(14,006)	$12,953

(1)	Notes 1 to 18 and the Appendices are an integral part of the combined financial statements

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The combined income statements include the following income (expense) items arising from transactions with related parties:

	For the twelve-month period ended December 31,
	2014	2013	2012
Sales	49,120	27,928	23,888
Construction costs	—	—	(190,223)
Services received	(35,093)	(34,627)	(29,741)
Financial income	2,276	2,308	2,941
Financial expenses	(22,775)	(19,959)	(18,503)

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Combined statements of comprehensive income for the years ended December 31, 2014, 2013 and 2012

Amounts in thousands of U.S. dollars

		For the twelve month period ended December 31,
	Note (1)	2014	2013	2012
Profit/(loss) for the year		$9,920	$(3,550)	$20,839
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges		(147,907)	56,253	(93,446)
Currency translation differences		(39,671)	9,979	(1,435)
Tax effect		38,156	(16,887)	28,073

Net income/(expenses) recognized directly in equity		$(149,422)	$49,345	$(66,808)

Cash flow hedges		34,506	31,914	22,997
Tax effect		(9,662)	(9,574)	(6,899)

Transfers to income statement		$24,844	$22,340	$16,098

Other comprehensive income/(loss)		$(124,578)	$71,685	$(50,710)

Total comprehensive income/(loss) for the year		$(114,658)	$68,135	$(29,871)

Total comprehensive income/(loss) attributable to non-controlling interest		2,141	(8,228)	(7,066)

Total comprehensive income/(loss) attributable to the Company		$(112,517)	$59,907	$(36,937)

(1)	Notes 1 to 18 and the Appendices are an integral part of the combined financial statements

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Combined statements of changes in equity for the years ended December 31 2014, 2013 and 2012

Amounts in thousands of U.S. dollars

	Hedging Reserves	Other Equity	Accumulated currency translation differences	Total equity attributable to the Company	Noncontrolling interest	Total equity
Balance as of January 1, 2012	$(128,454)	$376,774	$(15,126)	$233,194	$43,723	$276,917

Profit/(loss) for the period after taxes	—	12,953	—	12,953	7,886	20,839
Change in fair value of cash flow hedges	(70,449)	—	—	(70,449)	—	(70,449)
Currency translation differences	—	—	(615)	(615)	(820)	(1,435)
Tax effect	21,174	—	—	21,174	—	21,174
Other comprehensive income	$(49,275)	$—	$(615)	$(49,890)	$(820)	$(50,710)

Total comprehensive income	$(49,275)	$12,953	$(615)	$(36,937)	$7,066	$(29,871)
Capital Contribution	—	83,523	—	83,523	—	83,523
Balance as of December 31, 2012	$(177,729)	$473,250	$(15,741)	$279,780	$50,789	$330,569

Balance as of January 1, 2013	(177,729)	473,250	(15,741)	279,780	50,789	330,569
Profit/(loss) for the year after taxes	—	(14,006)	—	(14,006)	10,456	(3,550)
Change in fair value of cash flow hedges	88,167	—	—	88,167	—	88,167
Currency translation differences	—	—	12,207	12,207	(2,228)	9,979
Tax effect	(26,461)	—	—	(26,461)	—	(26,461)
Other comprehensive income	$61,706	$—	$12,207	$73,913	$(2,228)	$71,685

Total comprehensive income	$61,706	$(14,006)	$12,207	$59,907	$8,228	$68,135

Balance as of December 31, 2013	$(116,023)	$459,244	$(3,534)	$339,687	$59,017	$398,704

Balance as of January 1, 2014	(116,023)	459,244	(3,534)	339,687	59,017	398,704
Profit/(loss) for the year after taxes	—	1,212	—	1,212	8,708	9,920
Change in fair value of cash flow hedges	(113,401)	—	—	(113,401)	—	(113,401)
Currency translation differences	—	—	(28,822)	(28,822)	(10,849)	(39,671)
Tax effect	28,494	—	—	28,494	—	28,494
Other comprehensive income	$(84,907)	$—	$(28,822)	(113,729)	$(10,849)	$(124,578)
Total comprehensive income	$(84,907)	$1,212	$(28,822)	(112,517)	$(2,141)	$(114,658)
Dividend distribution	—	(21,434)	—	(21,434)	—	(21,434)
Balance as of December 31, 2014	$(200,930)	$439,022	$(32,356)	205,736	$56,876	$262,612

(1)	Notes 1 to 18 and the Appendices are an integral part of the combined financial statements

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Combined cash flow statements for the years ended December 31, 2014, 2013 and 2012

Amounts in thousands of U.S. dollars

		For the year ended
	Note (1)	2014	2013	2012
I. Profit/(loss) for the year		$9,920	$(3,550)	$20,839
Non-monetary adjustments
Depreciation, amortization and impairment charges	5	46,970	49,031	44,500
Finance (income)/expenses		101,320	100,137	85,467
Fair value loss/(gains) on derivative financial instruments	8	1,899	(1,603)	1,881
Shares of (profits)/losses from associates		(8,739)	(5,265)	(12,137)
Income tax	14	2,886	(10,910)	(1,974)
Other non-monetary items		(2,221)	(2,060)	(1,957)

II. Profit for the year adjusted by non monetary items		$152,035	$125,780	$136,619

Variations in working capital
Inventories		67	(24)	(11)
Clients and other receivables		(21,520)	(3,882)	56,631
Trade payables and other current liabilities		(16,904)	(18,925)	(354,111)
Financial investments and other current assets/liabilities		10,377	56,732	329,506

III. Variations in working capital		$(27,980)	$33,901	$32,015

Income tax paid		874	21	14,707
Interest received		21	—	1,132
Interest paid		(78,478)	(82,994)	(65,216)

A. Net cash provided by operating activities		$46,472	$76,708	$119,257

Investments in entities under the equity method		—	—	(1,398)
Dividends from entities under the equity method	6	10,069	—	—
Investment in contracted concessional assets		(2,199)	(3,030)	(179,821)
Other non-current assets/liabilities		(1,436)	(3,201)	511

B. Net cash used in investing activities		$6,434	$(6,231)	$(180,708)

Proceeds from Project and other debt	12	1,033	1,035	82,909
Repayment of Project and other debt		(76,957)	(38,928)	(30,868)
Proceeds from related parties and other		—	—	86,370
Dividends Paid		$(21,434)	$—	$—

C. Net cash provided by financing activities		$(97,358)	$(37,893)	$138,411

Net increase/(decrease) in cash and cash equivalents		$(44,452)	$32,584	$76,960

Cash, cash equivalents and bank overdrafts at beginning of the year		170,752	132,099	53,286
Translation differences cash or cash equivalent		$(16,043)	$6,069	$1,853

Cash and cash equivalents at end of the year		$110,257	$170,752	$132,099

(1)	Notes 1 to 18 and the Appendices are an integral part of the combined financial statements

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(1)	The Appendices are an integral part of the notes to the combined financial statements.

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Note 1.- Nature of the business

The Dropdown Assets (the “Company”) consist of the following businesses acquired by Abengoa Yield plc (“Abengoa Yield”) during the first semester of 2015:

-	Skikda (34.2% stake) and Honaine (25.5% stake) acquired on February 3, 2015, operating each one desalination plant with 3.5 M ft3/day and 7M ft3/day capacity respectively;

-	Helioenergy 1&2 (50% stake in the periods presented while owned by Abengoa), acquired on February 23, 2015 (29.6%) and on May 25, 2015 (70.4%) respectively, operating one 50MW solar plant each;

-	Helios I&II acquired on May 13, 2015, operating one 50 MW solar plant each; and

-	Solnova 1, 3 and 4 acquired on May 14, 2015, operating one 50 MW solar plant each.

Abengoa Yield plc is a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines and water contract-revenue assets, focused on North America (United States and Mexico), South America (Peru, Chile, Brazil and Uruguay) and Europe (Spain). It also has a minority presence in Africa and intends to expand to certain countries in the Middle East, maintaining North America, South America and Europe as its core geographies. Abengoa Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

Abengoa Yield plc’s largest shareholder is Abengoa, S.A. (“Abengoa”, “the Parent” or “the Predecessor”) which currently owns a 51.1% stake in Abengoa Yield. Abengoa, listed on the Madrid Stock Exchange and the NASDAQ Global Select Market, is a leading engineering and clean technology company with operations in more than 50 countries worldwide that provides innovative solutions for a diverse range of customers in the energy and environmental sectors. Abengoa has developed a unique and integrated business model that applies accumulated engineering expertise to promoting sustainable development solutions.

These combined financial statements of the Dropdown Assets have been prepared in connection with Rule 3-05 of Regulation S-X which requires to file with the SEC financial statements of significant acquisitions. The Dropdown Assets are related businesses as they have all been acquired from Abengoa and were under common control and management of Abengoa. The Company has elected to present the acquired assets on a combined basis. In addition, the Company has elected to account for the Dropdown Assets transfer to Abengoa Yield plc. using the predecessor values, given that this combination of assets is a business combination between entities under common control.

The portfolio of assets included in these combined financial statements consists of seven renewable energy assets and two water desalination assets, all of which are fully operational as of today. Spanish assets have regulated revenues and desalination plants have contracted revenues, with an average remaining contract life of approximately 22 years as of December 31, 2014.

The Dropdown Assets and its operations are organized into the following two business sectors:

•	Renewable energy: renewable energy assets include seven CSP plants located in Spain, Helioenergy 1, Helioenergy 2, Helios 1, Helios 2, Solnova 1, Solnova 3 and Solnova 4, with a gross capacity of 50 MW each.

•	Water: water desalination assets include two plants located in Algeria, Honaine and Skikda with an aggregate capacity of 10.5 M ft3 per day.

Entities included in these combined financial statements have signed with the grantor of the concession contracts of construction, operation and maintenance and they subcontracted the construction of the contracted assets to Abengoa. The Company has recorded income and cost attributable to the construction of Helios 1 and Helios 2 during 2012 (year in which these entities reached Commercial Operation Date – COD) in the combined income statement, given that these projects are included within the scope of IFRIC 12. Construction revenue is recorded within “Other operating income” according to the percentage of completion method as established by IAS 11. Construction cost, which is fully contracted with related parties, is recorded within “Other operating expense”.

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The combined financial statements were prepared using Abengoa’s historical basis and include all revenues, expenses, assets, and liabilities attributed to Abengoa. In the opinion of management, the inter-company eliminations and adjustments necessary for a fair presentation of the combined financial statements, in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) have been made.

These combined financial statements were approved by the Chief Executive Officer on June 25, 2015.

Note 2.- Significant accounting policies

2.1 Basis of preparation

The Company is not an existing legal entity for the periods presented. Rather, it is a combination of entities and assets acquired by Abengoa Yield plc during the first semester 2015 and that have been under common control and management of Abengoa during the periods presented.

The financial statements have been prepared on a “carve out” basis from the consolidated financial statements of Abengoa. During the periods presented Abengoa had a 50% stake in these plants and Helioenergy 1&2 were recorded under the equity method in Abengoa’s consolidated financial statements, and have been recorded accordingly in these combined financial statements. After December 31, 2014, Abengoa acquired the remaining 50% stake in these companies before selling them to Abengoa Yield plc.

Abengoa is a company listed in Madrid Stock Exchange and in NASDAQ and prepares, on an annual basis, consolidated financial statements in accordance with IFRS-IASB. Since the combined financial statements of the Company are carved out from the consolidated financial statements of Abengoa, the combined financial statements have therefore also been prepared in accordance with the IFRS-IASB.

As a consequence, the combined financial statements represent the operations of the Dropdown Assets using the predecessor values, and the accounting policies are the same as those used in the historical consolidated financial statements of Abengoa. Accordingly, the Company has not been considered IFRS first time adopter and IFRS 1 ‘First time adoption of financial reporting standards’ does not apply.

The combined financial statements are presented in U.S. dollars, which is the Abengoa Yield plc.’s functional and presentation currency. Amounts included in these combined financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2014 under IFRS-IASB, applied by the Company:

•	IAS 32 (Amendment) ‘Offsetting of financial assets and financial liabilities’. The IAS 32 amendment is mandatory for periods beginning on or after January 1, 2014 under the IFRS approved by the International Accounting Standards Board, hereinafter IFRS-IASB, and is to be applied retroactively.

•	IAS 36 (Amendment) ‘Recoverable Amount Disclosures for Non-Financial Assets’. The IAS 36 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-IASB.

•	IAS 39 (Amendment) ‘Novation of Derivatives and Continuation of Hedge Accounting’. The IAS 39 amendment is for periods beginning on or after January 1, 2014 under IFRS-IASB.

•	IFRIC 21 (Interpretation) ‘Levies’. The IFRIC 21 is mandatory for periods beginning on or after January 1, 2014 under IFRS-IASB.

The amendments and interpretations effective from January 1, 2014 have not had any significant impact on these combined financial statements.

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b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2015:

•	Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-IASB.

•	Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IFRS 9 ‘Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB.

•	IFRS 14 ‘Regulatory Deferral Accounts’. This Standard will be effective from January 1, 2016 under IFRS-IASB.

•	IFRS 15 ‘Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after January 1, 2017 under IFRS-IASB. Earlier application is permitted.

•	IAS 16 (Amendment) ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’, regarding acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

•	IAS 27 (Amendment) ’Separate financial statements’ regarding the reinstatement of the equity method as an accounting option n separate financial statements. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IFRS 10 (Amendment) ‘Consolidated financial statements’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IFRS 11 (Amendment) ‘Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

The Company is currently in the process of evaluating the impact on its combined financial statements derived from the application of the new standards and amendments that will be effective for periods beginning after December 31, 2014.

2.2. Principles to include and record companies in the combined financial statements

Companies included in these combined financial statements are accounted for as subsidiaries as long as Abengoa has had control over them and are accounted for as investments under the equity method as long as Abengoa has had significant influence over them, in the periods presented. The group of entities included in these combined financial statements is referred to as the “Company”.

a)	Controlled entities

Control is achieved when the Company:

•	Has power over the investee;

•	Is exposed, or has rights, to variable returns from its involvement with the investee; and

•	Has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee when facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

All assets and liabilities between entities of the combined group, equity, income, expenses, and cash flows relating to transactions between entities of the group are eliminated in full.

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b)	Investments accounted for under the equity method

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these combined financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the combined statement of financial position at cost and adjusted thereafter to recognize the Company share of the profit or loss and other comprehensive income of the associate.

Profits and losses resulting from the transactions of the Company with the associate are recognized in the combined financial Statements only to the extent of interests in the associate that are not related to the combined entities.

Controlled entities and associates included in these combined financial statements as of December 31, 2014 and 2013 are set out in appendices.

2.3. Contracted concessional assets and water purchase agreements

Contracted concessional assets and water purchase agreements include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12. The infrastructures accounted for by the Company as concessions are related to the activities concerning solar electricity generation plants and water desalination plants. The useful life of these assets is approximately the same as the length of the concession arrangement. The infrastructure used in a concession can be classified as an intangible asset or a financial asset, depending on the nature of the payment entitlements established in the agreement.

The application of IFRIC 12 requires extensive judgment in relation with, among other factors, (i) the identification of certain infrastructures and contractual agreements in the scope of IFRIC 12, (ii) the understanding of the nature of the payments in order to determine the classification of the infrastructure as a financial asset or as an intangible asset and (iii) the timing and recognition of the revenue from construction and concessionary activity.

Under the terms of contractual arrangements within the scope of this interpretation, the operator shall recognize and measure revenue in accordance with IAS 11 and 18 for the services it performs. If the operator performs more than one service (i.e. construction or upgrade services and operation services) under a single contract or arrangement, consideration received or receivable shall be allocated by reference to the relative fair values of the services delivered, when the amounts are separately identifiable.

Consequently, even though construction is subcontracted to Abengoa, in accordance with the provisions of IFRIC 12, the Company recognizes and measures revenue and costs for providing construction services during the period of construction of the infrastructure in accordance with IAS 11 “Construction Contracts”. Construction revenue is recorded within “Other operating income” and Construction cost, which is fully contracted with related parties, is recorded within “Other operating expenses”. This applies in the same way to the two models.

a)	Intangible asset

The Company recognizes an intangible asset to the extent that it receives a right to charge final customers for the use of the infrastructure. This intangible asset is subject to the provisions of IAS 38 and is amortized linearly, taking into account the estimated period of commercial operation of the infrastructure which coincides with the concession period.

Once the infrastructure is in operation, the treatment of income and expenses is as follows:

•	Revenues from the updated annual revenue for the contracted concession, as well as operations and maintenance services are recognized in each period according to IAS 18 “Revenue”.

•	Operating and maintenance costs and general overheads and administrative costs are recorded in accordance with the nature of the cost incurred (amount due) in each period.

•	Financing costs are expensed as incurred.

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b)	Financial asset

The Company recognizes a financial asset when demand risk is assumed by the grantor, to the extent that the concession holder has an unconditional right to receive payments for the asset. This asset is recognized at the fair value of the construction services provided, considering upgrade services in accordance with IAS 11, if any.

The financial asset is subsequently recorded at amortized cost calculated according to the effective interest method. Revenue from operations and maintenance services is recognized in each period according to IAS 18 “Revenue”. The remuneration of managing and operating the asset resulting from the valuation at amortized cost is also recorded in revenue.

Financing costs are expensed as incurred.

2.4. Borrowing costs

Interest costs incurred in the construction of any qualifying asset are capitalized over the period required to complete and prepare the asset for its intended use. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its internal use or sale, which is considered to be more than one year. Remaining borrowing costs are expensed in the period in which they are incurred.

2.5 Asset impairment

The Company reviews its contracted concessional assets to identify any indicators of impairment annually.

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use, defined as the present value of the estimated future cash flows to be generated by the asset. In the event that the asset does not generate cash flows independently of other assets, the Company calculates the recoverable amount of the Cash Generating Unit (‘CGU’) to which the asset belongs.

When the carrying amount of the CGU to which these assets belong is lower than its recoverable amount, assets are impaired.

Assumptions used to calculate value in use include a discount rate, growth rate and projections considering real data based in the contracts terms and projected changes in both selling prices and costs. The discount rate is estimated by Management, to reflect both changes in the value of money over time and the risks associated with specific CGU.

For contracted concessional assets, with a defined useful life and with a specific financial structure, cash flow projections until the end of the project are considered and no terminal value is assumed.

Contracted concessional assets have a contractual structure that permit the Company to estimate quite accurately the costs of the project (both in the construction and in the operations periods) and revenue during the life of the project.

Projections take into account real data based on the contract terms and fundamental assumptions based on specific reports prepared by experts, assumptions on demand and assumptions on production. Additionally, assumptions on macro-economic conditions are taken into account, such as inflation rates, future interest rates, etc. and sensitivity analyses are performed over all major assumptions which can have a significant impact in the value of the asset

Cash flow projections of CGUs are calculated in the functional currency of those CGUs and are discounted using rates that take into consideration the risk corresponding to each specific country and currency.

Taking into account that in most CGUs the specific financial structure is linked to the financial structure of the projects that are part of those CGUs, the discount rate used to calculate the present value of cash-flow projections is based on the weighted average cost of capital (WACC) for the type of asset, adjusted, if necessary, in accordance with the business of the specific activity and with the risk associated with the country where the project is performed.

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In any case, sensitivity analyses are performed, especially in relation with the discount rate used and fair value changes in the main business variables, in order to ensure that possible changes in the estimates of these items do not impact the possible recovery of recognized assets.

Accordingly, the following table provides a summary of the discount rates used (WACC) and growth rates to calculate the recoverable amount for CGUs with the business sector to which it pertains:

Operating segment	Discount rate	Growth Rate
Renewable Energy’	5% - 6%	0%
Water	n/a	n/a

In the event that the recoverable amount of an asset is lower than its carrying amount, an impairment charge for the difference would be recorded in the combined income statement under the item “Depreciation, amortization and impairment charges”.

Pursuant to IAS 39, an impairment loss is recognized if the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial effective interest rate.

2.6 Loans and accounts receivable

Loans and accounts receivable are non-derivative financial assets with fixed or determinable payments, not listed on an active market.

In accordance with IFRIC 12, certain assets under concessions qualify as financial assets and are recorded as is described in note 2.3.

Other loans and accounts receivable are initially recognized at fair value plus transaction costs and are subsequently measured at amortized cost in accordance with the effective interest rate method. Interest calculated using the effective interest rate method is recognized under other financial income within financial income.

2.7. Derivative financial instruments and hedging activities

Derivatives are recorded at fair value. The Company applies hedge accounting to all hedging derivatives that qualify to be accounted for as hedges under IFRS-IASB.

When hedge accounting is applied, hedging strategy and risk management objectives are documented at inception, as well as the relationship between hedging instruments and hedged items. Effectiveness of the hedging relationship needs to be assessed on an ongoing basis. Effectiveness tests are performed prospectively and retrospectively at inception and at each reporting date, following the dollar offset method.

Abengoa Yield applies cash flow hedging. Under this method, the effective portion of changes in fair value of derivatives designated as cash flow hedges are recorded temporarily in equity and are subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in the combined income statement as it occurs.

When interest rate options are designated as hedging instruments, the intrinsic value and time value of the financial hedge instrument are separated. Changes in intrinsic value which are highly effective are recorded in equity and subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Changes in time value are recorded as financial income or expense, together with any ineffectiveness.

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When the hedging instrument matures or is sold, or when it no longer meets the requirements to apply hedge accounting, accumulated gains and losses recorded in equity remain as such until the forecast transaction is ultimately recognized in the combined income statement. However, if it becomes unlikely that the forecast transaction will actually take place, the accumulated gains and losses in equity are recognized immediately in the combined income statement.

2.8. Fair value estimates

Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value:

•	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

•	Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

In the event that prices cannot be observed, the management shall make its best estimate of the price that the market would otherwise establish based on proprietary internal models which, in the majority of cases, use data based on observable market parameters as significant inputs (Level 2) but occasionally use market data that is not observed as significant inputs (Level 3). Different techniques can be used to make this estimate, including extrapolation of observable market data. The best indication of the initial fair value of a financial instrument is the price of the transaction, except when the value of the instrument can be obtained from other transactions carried out in the market with the same or similar instruments, or valued using a valuation technique in which the variables used only include observable market data, mainly interest rates. Differences between the transaction price and the fair value based on valuation techniques that use data that is not observed in the market, are not initially recognized in the income statement.

The Company’s derivatives correspond mainly to the interest rate swaps designated as cash flow hedges. All derivatives are classified as level 2.

Description of the valuation method

Interest rate swap valuations are made by valuing the swap part of the contract and valuing the credit risk. The methodology used by the market and applied by Abengoa Yield to value interest rate swaps is to discount the expected future cash flows according to the parameters of the contract. Variable interest rates, which are needed to estimate future cash flows, are calculated using the curve for the corresponding currency and extracting the implicit rates for each of the reference dates in the contract. These estimated flows are discounted with the swap zero curve for the reference period of the contract.

The effect of the credit risk on the valuation of the interest rate swaps depends on the future settlement. If the settlement is favorable for the Company, the counterparty credit spread will be incorporated to quantify the probability of default at maturity. If the expected settlement is negative for the Company, its own credit risk will be applied to the final settlement.

Classic models for valuing interest rate swaps use deterministic valuation of the future of variable rates, based on future outlooks. When quantifying credit risk, this model is limited by considering only the risk for the current paying party, ignoring the fact that the derivative could change sign at maturity. A payer and receiver swaption model is proposed for these cases. This enables the associated risk in each swap position to be reflected. Thus, the model shows each agent’s exposure, on each payment date, as the value of entering into the ‘tail’ of the swap, i.e. the live part of the swap.

Variables (Inputs)

Interest rate derivative valuation models use the corresponding interest rate curves for the relevant currency and underlying reference in order to estimate the future cash flows and to discount them. Market prices for deposits, futures contracts and interest rate swaps are used to construct these curves. Interest rate options (caps and floors) also use the volatility of the reference interest rate curve.

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To estimate the credit risk of the counterparty, the credit default swap (CDS) spreads curve is obtained in the market for important individual issuers. For less liquid issuers, the spreads curve is estimated using comparable CDSs or based on the country curve. To estimate proprietary credit risk, prices of debt issues in the market and CDSs for the sector and geographic location are used.

The fair value of the financial instruments that results from the aforementioned internal models takes into account, among other factors, the terms and conditions of the contracts and observable market data, such as interest rates, credit risk and volatility. The valuation models do not include significant levels of subjectivity, since these methodologies can be adjusted and calibrated, as appropriate, using the internal calculation of fair value and subsequently compared to the corresponding actively traded price. However, valuation adjustments may be necessary when the listed market prices are not available for comparison purposes.

2.9. Clients and other receivables

Clients and other receivables are amounts due from customers for sales in the normal course of business. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less allowance for doubtful accounts. Trade receivables due in less than one year are carried at their face value at both initial recognition and subsequent measurement, provided that the effect of not discounting flows is not significant.

An allowance for doubtful accounts is recorded when there is objective evidence that the Company will not be able to recover all amounts due as per the original terms of the receivables.

2.10. Cash and cash equivalents

Cash and cash equivalents include cash in hand, cash in bank and other highly-liquid current investments with an original maturity of three months or less which are held for the purpose of meeting short-term cash commitments.

2.11. Loans and borrowings

Loans and borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost and any difference between the proceeds initially received (net of transaction costs incurred in obtaining such proceeds) and the repayment value is recognized in the combined income statement over the duration of the borrowing using the effective interest rate method.

2.12. Income taxes

Current income tax expense is calculated on the basis of the tax laws in force as of the date of the combined statement of financial position in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated in accordance with the liability method, based upon the temporary differences arising between the carrying amount of assets and liabilities and their tax base. Deferred income tax is determined using tax rates and regulations which are expected to apply at the time when the deferred tax is realized.

Deferred tax assets are recognized only when it is probable that sufficient future taxable profit will be available to use deferred tax assets.

2.13. Trade payables and other liabilities

Trade payables are obligations arising from purchases of goods and services in the ordinary course of business and are recognized initially at fair value and are subsequently measured at their amortized cost using the effective interest method. Other liabilities are obligations not arising in the normal course of business and which are not treated as financing transactions. Advances received from customers are recognized as “Trade payables and other current liabilities”.

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2.14. Foreign currency transactions

The combined financial statements are presented in U.S. dollars, which is the Company’s presentation currency.

Financial statements of each subsidiary within the Company are measured in the currency of the principal economic environment in which the subsidiary operates, which is the subsidiary’s functional currency.

Transactions denominated in a currency different from the subsidiary’s functional currency are translated into the subsidiary’s functional currency applying the exchange rates in force at the time of the transactions. Foreign currency gains and losses that result from the settlement of these transactions and the translation of monetary assets and liabilities denominated in foreign currency at the year-end rates are recognized in the combined income statement, unless they are deferred in equity, as occurs with cash flow hedges and net investment in foreign operations hedges.

Assets and liabilities of subsidiaries with a functional currency different from the Company’s presentation currency are translated to U.S. dollars at the exchange rate in force at the closing date of the financial statements. Income and expenses are translated into U.S. dollars using the average annual exchange rate, which does not differ significantly from using the exchange rates of the dates of each transaction. The difference between equity translated at the historical exchange rate and the net financial position that results from translating the assets and liabilities at the closing rate is recorded in equity under the heading “Accumulated currency translation differences”.

Results of companies carried under the equity method are translated at the average annual exchange rate.

2.15. Equity

Given that the Company is not an existing legal entity, legal share capital does not exist for these combined financial statements as of December 31, 2014 and 2013, and cannot be presented separately in Equity.

The Company has recyclable balances in its equity, corresponding mainly to hedge reserves and translation differences arising from currency conversion in the preparation of these combined financial statements. These balances have been presented separately in Equity.

Non-controlling interest represents interest from other partners in Aguas de Skikda, S.P.A. and Geida Skikda, S.L.

Other Equity represents the Parent’s net investment in the entities included in these combined financial statements.

2.16. Provisions and contingencies

Provisions are recognized when:

•	there is a present obligation, either legal or constructive, as a result of past events;

•	it is more likely than not that there will be a future outflow of resources to settle the obligation; and

•	the amount has been reliably estimated.

Provisions are initially measured at the present value of the expected outflows required to settle the obligation and subsequently valued at amortized cost following the effective interest method. The balance of Provisions disclosed in the Notes reflects management’s best estimate of the potential exposure as of the date of preparation of the Combined Financial Statements.

Contingent liabilities are possible obligations, existing obligations with low probability of a future outflow of economic resources and existing obligations where the future outflow cannot be reliably estimated. Contingences are not recognized in the Combined Statements of Financial Position unless they have been acquired in a business combination.

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Some companies included in the combined group have dismantling provisions, which are intended to cover future expenditures related to the dismantlement of the solar plants and it will be likely to be settled with an outflow of resources in the long term (over 5 years)

Such provisions are accrued when the obligation for dismantling, removing and restoring the site on which the plant is located, is incurred, which is usually during the construction period. The provision is measured in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and is recorded as a liability under the heading “Grants and other liabilities” of the Financial Statements, and as part of the cost of the plant under the heading “Contracted concessional assets.”

2.17. Use of estimates

Some of the accounting policies applied requires the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on our historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in our consolidated financial statements, are as follows:

•	Contracted concessional agreements.

•	Impairment of intangible assets.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these combined financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2014 and December 31, 2013, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the combined income statement of the year in which the change occurs.

Note 3.- Financial risk management

The Company´s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by Abengoa’s Risk Management and Finance Department, which are responsible for identifying and evaluating financial risks quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

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a)	Market risk

The Company is exposed to market risk, such as movement in foreign exchange rates and interest rates. All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use a series of swaps and options on interest rates. None of the derivative contracts signed has an unlimited loss exposure.

•	Interest rate risk

Interest rate risk arises when the Company’s activities are exposed to changes in foreign interest rates, which arises from financial liabilities at variable interest rates. The main interest rate exposure for the Company relates to the variable interest rate with reference to the Libor and Euribor. To minimize the interest rate risk, the Company primarily uses interest rate swaps and interest rate options (caps), which, in exchange for a fee, offer protection against an increase in interest rates. The Company does not use derivatives for speculative purposes.

As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

-	Non-recourse debt: between 75% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 3.75% and 7.3%.

In connection with the interest rate derivative positions, the most significant impacts on the combined financial statements are derived from the changes in EURIBOR or LIBOR, which represent the reference interest rate for the majority of the Company´s debt. In the event that Euribor and Libor had risen by 25 basis points as of December 31, 2014, with the rest of the variables remaining constant, the effect in the combined income statement would have been a profit of $ 195 thousand (a profit of $693 thousand in 2013) and an increase in hedging reserves of $16,207 thousand ($17,990 thousand in 2013). The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

A breakdown of the interest rates derivatives as of December 31, 2014 and 2013 is provided in note 8.

•	Currency risk

The main cash flows in the entities included in these combined financial statements are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is always closed in the same currency in which the contract with client is signed, natural hedge exists for the main operations of the Company.

b)	Credit risk

The company considers that it has a limited credit risk with clients as revenues derive from power purchase agreements with electric utilities and state-owned entities.

c)	Liquidity risk

The Company´s liquidity and financing policy is intended to ensure that the Company maintains sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits the Company to finance the project through project debt and thereby insulate the rest of its assets from such credit exposure. The Company incurs in project-finance debt on a project-by-project basis.

The repayment profile of each project is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly.

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Note 4.- Financial information by segment

As the Dropdown Assets were purchased by Abengoa Yield, and will be reflected in its consolidated financial statements going forward, the Company´s segment structure below reflects how Abengoa Yield management currently makes financial decisions and allocates resources. Each of the entities within the Dropdown Assets will be included as part of Abengoa Yield´s Europe, Middle East and Africa (“EMEA”) operating segment. The related business sectors which pertain to the Dropdown Assets are:

Renewable energy: renewable energy assets include seven solar assets located in Spain, Helioenergy 1 and 2 with a gross capacity of 100 MW, Solnova 1, 3 and 4 with a gross capacity of 150 MW and Helios 1 and 2 with a gross capacity of 100 MW. These projects have been in operation since third quarter of 2011 for Helioenergy 1 and the fourth quarter of 2011 for Helioenergy 2, the second quarter of 2010 for Solnova 1 and 3, and third quarter of 2010 for Solnova 4, the second quarter of 2012 for Helios 1 and the third quarter of 2012 for Helios 2. Solar plants in Spain receive regulated revenues under the framework for renewable projects in Spain.

Water: water assets include a minority interest in two desalination plants in Algeria, Honaine and Skikda with an aggregate capacity of 10.5 M ft3 per day. These projects have been in operation respectively since the third quarter of 2012 for Honaine and the first quarter of 2009 for Skikda, and receive regulated revenues under the framework for renewable projects in Algeria.

Chief Operating Decision Maker (CODM) of Abengoa Yield assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Adjusted EBITDA as a measure of the performance of each segment. Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these combined financial statements. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Adjusted EBITDA. Net interest expense evolution is assessed on a combined basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

a)	The following tables show Revenues and Adjusted EBITDA by business sectors for the years 2014, 2013 and 2012:

	Revenue			Adjusted EBITDA
	For the twelve-month period ended December 31,			For the twelve-month period ended December 31,
Business sectors	2014	2013	2012	2014	2013	2012
Renewable energy	$196,870	$166,710	$166,749	$136,670	$105,518	$121,220
Water	29,722	29,810	28,544	17,984	22,218	17,687
Total	$226,592	$196,520	$195,293	$154,654	$127,736	$138,907

The reconciliation of segment Adjusted EBITDA with the profit/(loss) attributable to the Company is as follows:

	For the twelve-month period ended December 31,
	2014	2013	2012
Total segment Adjusted EBITDA	$154,654	$127,736	$138,907
Depreciation, amortization, and impairment charges	(46,970)	(49,031)	(44,500)
Financial expense, net	(103,617)	(98,430)	(87,679)
Share in profits/(losses) associates	8,739	5,265	12,137
Income tax	(2,886)	10,910	1,974
Profit attributable to non-controlling interests	(8,708)	(10,456)	(7,886)
Profit attributable to the Company	$1,212	$(14,006)	$12,953

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b)	The long term assets and liabilities by business sectors at the end of 2014 and 2013 are as follows:

 Assets and liabilities by business sectors as of December 31, 2014:

	Renewable energy	Water	Balance as of December 31, 2014
Assets allocated
Contracted concessional assets	$1,432,713	$116,158	$1,548,871
Investments carried under the equity method	74,616	47,073	121,689
Current financial investments	43	18,805	18,848
Cash and cash equivalents	96,667	13,590	110,257
Subtotal allocated	$1,604,039	$195,626	$1,799,665
Unallocated assets
Other non-current assets			$120,459
Other current assets			56,045
Subtotal unallocated			$176,504
Total assets			$1,976,169

	Renewable energy	Water	Balance as of December 31, 2014
Liabilities allocated
Long-term and short-term project debt	$1,123,780	$63,982	$1,187,762
Related parties	260,258	—	260,258
Derivative liabilities	216,517	—	216,517
Subtotal allocated	$1,600,555	$63,982	$1,664,537
Unallocated liabilities
Other non-current liabilities			17,138
Other current liabilities			31,882
Subtotal unallocated			$49,020
Total liabilities			$1,713,557
Equity unallocated			$262,612
Total liabilities and equity unallocated			$311,632
Total liabilities and equity			$1,976,169

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Assets and liabilities by business sectors as of December 31, 2013:

	Renewable energy	Water	Balance as of December 31, 2013
Assets allocated
Contracted concessional assets	$1,669,004	$135,622	$1,804,626
Investments carried under the equity method	98,907	52,233	151,140
Current financial investments	48	19,454	19,502
Cash and cash equivalents	136,912	33,840	170,752
Subtotal allocated	$1,904,871	$241,149	$2,146,020
Unallocated assets
Other non-current assets			$120,512
Other current assets			41,058
Subtotal unallocated			$161,570
Total assets			$2,307,590

	Renewable energy	Water	Balance as of December 31, 2013
Liabilities allocated
Long-term and short-term project debt	$1,318,315	$77,714	$1,396,029
Related parties	290,188	—	290,188
Derivative liabilities	145,968	—	145,968
Subtotal allocated	$1,754,471	$77,714	$1,832,185
Unallocated liabilities
Other non-current liabilities			17,545
Other current liabilities			59,156
Subtotal unallocated			$76,701
Total liabilities			$1,908,886
Equity unallocated			$398,704
Total liabilities and equity unallocated			$475,405
Total liabilities and equity			$2,307,590

c)	The amount of depreciation and amortization expense recognized for the years ended December 31, 2014 and 2013 and 2012 corresponds entirely to Renewable energy for all the periods presented.

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Note 5.- Contracted concessional assets

a)	The following table shows the movements of contracted concessional assets included in the heading ‘Contracted Concessional assets’ for 2014 and 2013:

Cost	2014	2013
Total as of January 1,	$1,959,108	$1,879,687
Additions	551	650
Translation differences	(230,166)	76,714
Reclassification and other movements	(525)	2,057
Total as of December 31,	$1,728,968	$1,959,108

Accumulated amortization	2014	2013
Total as of January 1,	$(154,482)	$(99,383)
Additions	(46,970)	(49,031)
Translation differences	21,355	(6,068)
Total as of December 31,	(180,097)	(154,482)

Net balance at December 31,	$1,548,871	$1,804,626

As of December 31, 2014 and 2013, contracted concessional financial assets amount to $116,158 thousand and $135,622 thousand, respectively.

No losses from impairment of ‘Contracted concessional assets in projects’ were recorded during 2014 and 2013.

For further details of projects subject to the application of IFRIC 12, please see Appendix III.

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Note 6.- Investments carried under the equity method

The table below shows the breakdown and the movement of the investments held in associates for 2014 and 2013:

Investments in associates	Balance as of December 31, 2014	Balance as of December 31, 2013
Initial balance	$151,140	$132,506
Dividend distribution	(10,069)	—
Share of (loss)/profit	8,739	5,265
Hedging reserves	(13,898)	9,090
Currency translation difference	(14,223)	4,279
Final balance	$121,689	$151,140

The tables below show a breakdown of assets, revenues and profit and loss as well as other information of interest for the years 2014 and 2013 of the associated companies:

Company	% Shares	Non- current assets	Current assets	Non- current liabilities	Current liabilities	Revenue	Operating profit/ (loss)	Net profit/ (loss)	Investment under the equity method
Geida Tlemcen, S.L. (1)	25.50	269,967	94,474	(153,928)	(25,920)	60,712	42,680	34,657	47,072
Evacuacion Villanueva del Rey, S.L.	36.64	2,929	103	(2,769)	(259)	—	21	—	2
Helioenergy Electricidad Uno, S.A.	50.00	323,708	23,147	(264,323)	(8,411)	38,170	16,375	(155)	37,060
Helioenergy Electricidad Dos, S.A.	50.00	328,063	22,695	(267,321)	(8,325)	38,186	17,028	225	37,555

As of December 31, 2014		$924,669	$140,419	$(688,341)	$(42,915)	$137,068	$76,104	$34,727	$121,689

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Company	% Shares	Non- current assets	Current assets	Non- current liabilities	Current liabilities	Revenue	Operating profit/ (loss)	Net profit/ (loss)	Investment under the equity method
Geida Tlemcen, S.L. (1)	25.5	305,433	118,446	(183,882)	(35,160)	54,119	43,106	34,890	52,233
Evacuacion Villanueva del Rey, S.L.	36.64	3,515	87	(3,324)	(271)	—	17	—	2
Helioenergy Electricidad Uno, S.A.	50.00	354,818	34,487	(281,269)	(9,299)	33,920	11,547	(3,086)	49,368
Helioenergy Electricidad Dos, S.A.	50.00	359,922	31,880	(283,827)	(8,901)	33,744	10,898	(3,687)	49,537

As of December 31, 2013		$1,023,688	$184,900	$(752,302)	$(53,631)	$121,783	$65,568	$28,117	$151,140

(1)	Myah Bahr Honaine, S.P.A. is 51% owned by Geida Tlemcen, S.L., which is accounted for using the equity method in these combined financial statements. (See Appendix II.)

None of the associated companies referred to above is a listed company.

Note 7.- Financial instruments by category

Financial instruments are primarily deposits, derivatives, trade and other receivables and loans. Financial instruments by category (current and non-current), reconciled with the statement of financial position, are as follows:

Category	Notes	Loans and receivables / payables	Hedging derivatives	Balance as of December 31, 2014
Derivative assets	8	$—	$772	$772
Other financial accounts receivables		62,045	—	62,045
Clients and other receivables	10	56,045	—	56,045
Cash and cash equivalents	11	110,257	—	110,257
Total financial assets		$228,347	$772	$229,119
Project Debt	12	1,187,762	—	1,187,762
Related parties	9	260,258	—	260,258
Trade payables and other current liabilities	13	24,407	—	24,407
Derivative liabilities	8	—	216,517	216,517
Total financial liabilities		$1,472,427	$216,517	$1,688,944

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Category		Loans and receivables / payables	Hedging derivatives	Balance as of December 31, 2013
Derivative assets	8	$—	$3,633	$3,633
Other financial accounts receivables		79,243	—	79,243
Clients and other receivables	10	41,001	—	41,000
Cash and cash equivalents	11	170,752	—	170,752
Total financial assets		$290,996	$3,633	$294,629
Project Debt	12	1,396,029	—	1,396,029
Related parties	9	290,188	—	290,188
Trade payables and other current liabilities	13	45,957	—	45,957
Derivative liabilities	8	—	145,968	145,968
Total financial liabilities		$1,732,174	$145,968	$1,878,142

As of December 31, 2014 and 2013, all the financial instruments measured at fair value have been classified as Level 2.

Financial accounts receivable include the short-term portion of contracted concessional assets (see Note 5).

Note 8.- Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of December 31, 2014 and 2013 are as follows:

	Balance as of December 31, 2014		Balance as of December 31, 2013
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives - cash flow hedge	$772	$(216,517)	$3,633	$(145,968)

All the derivatives are interest rate cash-flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements.

As stated in note 3 to these combined financial statements, the general policy is to hedge variable interest rates of financing agreements purchasing call options (caps) in exchange of a premium to fix the maximum interest rate cost and floating to fixed interest rate swaps.

As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, can be diverse:

•	Non-recourse financing: we hedge between 75% and 100% of the notional amount, maturities until 2031 and average guaranteed interest rates of between 3.75 % and 7.3%.

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The table below shows a breakdown of the maturities of notional amounts of interest rate derivatives designated as cash flow hedges as of December 31, 2014 and 2013.

Notionals	Balance as of 12.31.14		Balance as of 12.31.13
	Cap	Swap	Cap	Swap
Up to 1 year	2,248	26,012	2,925	28,803
Between 1 and 2 years	2,415	28,256	3,126	31,096
Between 2 and 3 years	2,583	29,970	3,346	33,729
Subsequent years	52,495	674,168	52,981	763,524
Total	59,741	$758,406	$62,378	$857,152

The table below shows a breakdown of the maturity of the fair values of interest rate derivatives designated as cash flow hedges as of December 31, 2014 and 2013. The net position of the fair value of caps and swaps for each year end reconciles with the net position of derivative assets and derivative liabilities in the combined statement of financial position:

Fair value	Balance as of 12.31.14		Balance as of 12.31.13
	Cap	Swap	Cap	Swap
Up to 1 year	28	(6,442)	137	(4,572)
Between 1 and 2 years	30	(6,996)	147	(4,964)
Between 2 and 3 years	32	(7,474)	157	(5,373)
Subsequent years	682	(195,605)	3,192	(131,059)
Total	772	(216,517)	$3,633	(145,968)

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the combined income statement is a loss of $32,607 thousand in 2014 (loss of $33,517 thousand in 2013). Additionally, the net amount of the time value component of the cash flow derivatives fair value recognized in the combined income statement for the years 2014 and 2013 has been a loss of $1,899 thousand and a gain of $1,603 thousand respectively (see note 17).

The after-tax losses accumulated in equity in connection with derivatives designated as cash flow hedges at the years ended December 31, 2014 and 2013, amount to $200,930 thousand and $116,023 thousand respectively.

Note 9.- Related parties

During the normal course of business, the Company has conducted operations with related parties mainly of Abengoa´s subsidiaries, mainly through loan contracts and advisory services.

Services agreements

Certain combined entities have entered into one-year contractual arrangements with Abengoa from which the Company receives certain administrative services. Such services include general services related to supporting functions such as financing, human resources management, and administration. The fee incurred by the operating companies is based on anticipated annual sales.

All the project entities included in these consolidated financial statements receive operation and maintenance services from related parties.

Furthermore, some of the entities included in these combined financial statements receive engineering, procurement and construction services from related parties for those concessions which are still under construction.

27

Credit agreements

Abengoa maintains a pooled central treasury account in which all of its subsidiaries deposit excess funds and may borrow funds from as needed. Under this arrangement, the combined entities could borrow funds from Abengoa. The contracts are long terms as agreed between the parties. These credit payables with Abengoa will not be consolidated in Abengoa Yield as they have been repaid in the transactions related to the acquisitions of the Dropdown Assets.

In addition, some entities included in these combined financial statements have incurred in long-term credits with related parties.

Details of balances with related parties as of December 31, 2014 and 2013 are as follows:

	Balance as of December 31, 2014	Balance as of December 31, 2013
Credit receivables (current)	$8,826	$9,919
Total current receivables with related parties	$8,826	$9,919

Credit receivables (non-current)	42,705	59,189
Total non-current receivables with related parties	$42,705	$59,189

Trade payables (current)	18,630	17,506
Total current payables with related parties	$18,630	$17,506

Credit payables (non-current)	260,258	290,188
Total non-current payables with related parties	$260,258	$290,188

Credit receivables non-current primarily relate to credits with Helioenergy 1 & 2.

Credit payables non-current primarily correspond to intercompany credits with Abengoa Solar España, S.A. These credit payables will not be consolidated in Abengoa Yield as they have been repaid in the transactions related to the acquisition of the Dropdown Assets.

The transactions carried out by entities included in these combined financial statements with Abengoa and with subsidiaries of Abengoa not included in the combined financial statements during the twelve-month period ended 31, 2014, 2013 and 2012 have been as follows:

	For the twelve-month period ended December 31,
	2014	2013	2012
Sales	$49,120	$27,928	$23,888
Construction costs	—	—	(190,223)
Services received	(35,093)	(34,627)	(29,741)
Financial income	2,276	2,308	2,941
Financial expenses	(22,775)	(19,959)	(18,503)

Services received include operation and maintenance services received by some plants and the fee incurred under the services agreement with Abengoa. Sales include mainly sale of energy by Spanish Solar plants to an intermediary that is a related party. Financial expenses primarily relate to interest expenses on the credits with Abengoa Solar España, S.A. (see above).

28

Construction costs include construction work subcontracted to Abengoa for the construction of the assets, which is recorded in these combined financial statements due to the fact that contracted concessional assets are included in the combined financial statements during the construction phase, according to IFRIC 12.

Note 10.- Clients and other receivable

Clients and other receivable as of December 31, 2014 and 2013, consist of the following:

	Balance as of December 31, 2014	Balance as of December 31, 2013
Trade receivables	$41,748	$14,450
Tax receivables	4,570	14,589
Other accounts receivable	9,727	11,962
Total	$56,045	$41,001

As of December 31, 2014 and 2013, the fair value of clients and other receivable accounts does not differ significantly from its carrying value.

Trade receivables according to foreign currency as of December 31, 2014 and 2013, are as follows:

Currency	Balance as of December 31, 2014	Balance as of December 31, 2013
Euro	$39,223	$12,064
Algerian Dinars	2,525	2,386
Total	$41,748	$14,450

The following table shows the maturity of Trade receivables as of December 31, 2014 and 2013:

Maturity	Balance as of December 31, 2014	Balance as of December 31, 2013
Up to 3 months	$41,748	$14,450
Total	$41,748	$14,450

29

Note 11.- Cash and cash equivalents

The amount of Cash and cash equivalents is $110,257 as of December 31, 2014 and $170,752 as of December 31, 2013, corresponded entirely to cash at bank and cash on hand.

The following breakdown shows the main currencies in which cash and cash equivalent balances are denominated:

Concept	Balance as of 12.31.14	Balance as of 12.31.13
U.S. dollar	2	2
Euro	96,676	136,922
Algerian Dinars	13,579	33,828
Total	110,257	170,752

Note 12.- Project debt

The main purpose of the Company is the long-term ownership and management of contracted concessional assets, which are financed through project debt. This note shows the project debt linked to the contracted concessional assets included in note 5 of these combined financial statements.

Project debt is generally used to finance our contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing.

Compared with corporate debt, project debt has certain key advantages, including a greater leverage period permitted and a clearly defined risk profile.

The movements for 2014 and 2013 of project debt have been as follows:

Concept	Project debt - long term	Project debt - short term	Total
Balance as of December 31, 2013	$1,331,370	$64,659	$1,396,029
Increases	1,033	—	1,033
Decreases (reimbursement)	—	(50,854)	(50,854)
Currency translation differences	(151,222)	(7,224)	(158,446)
Reclassifications	(47,565)	47,565	—
Balance as of December 31, 2014	$1,133,616	$54,146	$1,187,762

30

Concept	Project debt - long term	Project debt - short term	Total
Balance as of December 31, 2012	$1,325,960	$51,733	$1,377,693
Increases	1,035	—	1,035
Decreases (reimbursement)	—	(38,738)	(38,738)
Currency translation differences	53,601	2,438	56,039
Reclassifications	(49,226)	49,226	—
Balance as of December 31, 2013	$1,331,370	$64,659	$1,396,029

During 2014, the decrease in project debt was mainly due to the repayments of the debts and the currency translation differences.

The repayment schedule for Project debt, at the end of 2014 is as follows and is consistent with the projected cash flows of the related projects.

2015	2016	2017	2018	2019	Subsequent years	Total
54,146	52,209	54,317	59,249	63,694	904,147	1,187,762

Current and non-current loans with credit entities include amounts in foreign currencies for a total of $1,187,762 thousand ($1,396,029 thousand in 2013).

The equivalent in U.S. dollars of the most significant foreign-currency-denominated debts held by the Company is as follows:

Currency	Balance as of December 31, 2014	Balance as of December 31, 2013
Euro	1,123,780	1,318,315
Algerian Dinar	63,982	77,714
Total	1,187,762	1,396,029

All of the Company’s financing agreements have a carrying amount close to its fair value.

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Note 13.- Trade payables and other current liabilities

Trade payable and other current liabilities as of December 31, 2014 and 2013 are as follows:

	Balance as of December 31, 2014	Balance as of December 31, 2013
Trade accounts payable	$13,393	$36,936
Suppliers of intangible assets current	1,016	1,151
Other accounts payable	9,998	7,870
Total	$24,407	$45,957

Trade accounts payable mainly relates to the operating and maintenance of the plants.

Nominal values of Trade payables and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

Note 14.- Income Tax

All the companies included in these combined financial statements file income taxes according to tax regulations in force in each country on an individual basis or under consolidation tax regulations.

The combined income tax has been calculated as an aggregation of income tax expenses of each individual company. In order to calculate the taxable income of the combined entities individually, the accounting profit is adjusted for temporary and permanent differences, recording the corresponding deferred tax assets and liabilities. At each combined balance sheet date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

As of December 31, 2014 and 2013, the analysis of deferred tax assets and deferred tax liabilities is as follows:

Concept	Balance as of December 31, 2014	Balance as of December 31, 2013
Tax credits for tax loss carryforwards	$8,555	$4,942
Temporary differences derivatives financial instruments	64,955	50,391
Other temporary differences	2,980	1,805
Total deferred tax assets	$76,490	$57,138

32

Concept	Balance as of December 31, 2014	Balance as of December 31, 2013
Temporary differences tax amortization	$4,263	$1,395
Other temporary differences	—	2,358
Total deferred tax liabilities	$4,263	$3,753

In relation to tax loss carryforwards and deductions pending to be used recorded as deferred tax assets, the entities evaluate its recoverability projecting forecasted taxable income for the upcoming years and taking into account their tax planning strategy. Deferred tax liabilities reversals are also considered in these projections, as well as any limitation established by tax regulations in force in each tax jurisdiction.

The movements in deferred tax assets and liabilities during the years ended December 31, 2014 and 2013 were as follows:

Deferred tax assets	Amount
As of January 1, 2013	$67,623
Increase/decrease through the combined income statement	6,593
Increase/decrease through other combined comprehensive income (equity)	(22,565)
Other movements	5,487
As of December 31, 2013	$57,138
Increase/decrease through the combined income statement	(650)
Increase/decrease through other combined comprehensive income (equity)	23,706
Other movements	(3,704)
As of December 31, 2014	$76,490

Deferred tax liabilities	Amount
As of January 1, 2013	$—
Increase/decrease through the combined income statement	2,725
Other movements	1,028
As of December 31, 2013	$3,753
Increase/decrease through the combined income statement	510
As of December 31, 2014	$4,263

Details regarding income tax for the years ended December 31, 2014 and 2013 are as follows:

Item	For the year ended 12.31.14	For the year ended 12.31.13
Current tax	$(1,726)	$7,042
Deferred tax	(1,160)	3,868
Total income tax benefit/(expense)	$(2,886)	$10,910

33

The reconciliation between the theoretical income tax resulting from applying an average statutory tax rate to income before income tax and the actual income tax expense recognized in the combined income statements for the years ended December 31, 2014 and 2013, are as follows:

Concept	For the year ended 12.31.14	For the year ended 12.31.13
Combined profit/(loss) before taxes	$12,806	$(14,460)
Regulatory tax rate	30%	30%
Corporate income tax at regulatory tax rate	$(3,842)	$4,338
Income tax of associates, net	2,622	1,580
Permanent differences	(510)	(53)
Change in Spanish corporate income tax	(5,098)	—
Other non-taxable income/(expense)	3,942	5,045
Corporate income tax	$(2,886)	$10,910

The heading ‘Other non-taxable income/(expense)’ corresponds mainly to the Algerian desalination plants which are exempt from income tax during the first years of operation.

On November 28, 2014, certain laws were published in the official state gazette (BOE) to reform the Spanish tax system which include changing the general tax rate to 28% in 2015 and to 25% in 2016 (from 30% in 2014), among other measures. The impact of the change in the new income tax rate has resulted in a $5.1 million increase in the deferred income tax expense recorded in the profit and loss statement in 2014.

Note 15.- Third-party guarantees and commitments

Third-party guarantees

At the close of 2014 the overall sum of guarantees granted by the Company to third parties (clients, financial entities and other third parties) amounted to $9,347 thousand attributed to operations of technical nature.

Contractual obligations

The following table shows the breakdown of the third-party commitments and contractual obligations as of December 31, 2014 and 2013:

.

2014	Total	2015	2016 and 2017	2018 and 2019	Subsequent
Loans with credit institutions (project debt)	1,187,762	54,146	106,526	122,943	904,147
Purchase commitments	744,429	36,614	72,910	73,301	561,604
Accrued interest estimate during the useful life of loans	312,334	37,616	70,549	61,966	142,203

2013	Total	2014	2015 and 2016	2017 and 2018	Subsequent
Loans with credit institutions (project debt)	1,396,029	64,659	113,421	128,451	1,089,498
Purchase commitments	814,436	37,856	75,712	75,712	625,156
Accrued interest estimate during the useful life of loans	413,235	46,696	86,967	77,447	202,125

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Note 16.- Other operating income and expenses

The table below shows the detail of Other Operating Income and Expenses for the years ended December 31, 2014, 2013 and 2012:

Other Operating income

	For the twelve-month period ended December 31,
	2014	2013	2012
Grants and Income from various services	$—	$4,642	$998
Income from subcontracted construction services for our assets and concessions	—	—	190,223
Total	$—	$4,642	$191,221

Other Operating expenses

	For the twelve-month period ended December 31,
	2014	2013	2012
Leases and fees	$(954)	$(964)	$(536)
Independent professional services	(32,814)	(31,088)	(27,549)
Supplies	(7,020)	(7,674)	(5,777)
Levies and duties	(15,779)	(13,804)	(1,025)
Other expenses	(4,914)	(4,399)	(4,125)
Construction costs	—	—	(190,223)
Total	$(61,481)	$(57,929)	$(229,235)

Income from subcontracted construction services for our assets and concessions corresponds to income resulting from the construction of the contracted concessional assets. Entities included in these combined financial statements have signed with the grantor of the concession contracts for the construction, operation and maintenance and they subcontract the construction of the contracted assets to Abengoa. Given that these projects are included within the scope of IFRIC 12, the Company has recorded income to the construction in the combined income statement. Construction works during the year 2012, fully relate to costs incurred in construction of Helios 1&2, which entered into operation the same year.

Independent professional services are mainly related to the Operating and Maintenance costs of the plants.

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Note 17.- Financial expenses

Financial expenses
	For the twelve-month period ended December 31,
	2014	2013	2012
Expenses due to interest:
- Loans from credit entities	$(46,018)	$(46,441)	$(47,512)
- Other debts	(22,775)	(19,959)	(17,313)
Interest rates losses derivatives: cash flow hedges	(34,506)	(33,517)	(22,997)
Total	$(103,299)	$(99,917)	$(87,822)

Losses from interest-rate derivatives designated as cash flow hedges are due to transfers from equity to financial expense when the hedged item is impacting the combined income statement.

Other debts primarily relate to credits from Abengoa Solar España, S.A.

Note 18.- Subsequent events

The Dropdown Assets were purchased by Abengoa Yield plc during the first semester of 2015, as detailed in note 1 of these combined financial statements.

In 2015 Abengoa Yield and Abengoa have signed a new operations and maintenance agreement to adjust the conditions of the individual operation and maintenance agreements for certain solar assets included in these combined financial statements.

There are no other relevant events after the 31st of December 2014 to be reported.

36

Appendices

Appendix I

Entities included in the Combined financial statements as subsidiaries as of December 31, 2014 and 2013

Company name	Registered address	% of nominal share	Business
Ecija Solar Inversiones, S.A.	Seville (Spain)	100.00	(3)
Geida Skikda, S.L.*	Madrid (Spain)	67.00	(3)
Aguas de Skikda S.P.A.	Dely Ibrahim (Algeria)	51.00	(2)
Hypesol Energy Holding, S.L.	Seville (Spain)	100.00	(3)
Helios I Hyperion Energy Investments, S.L.	Seville (Spain)	100.00	(1)
Helios II Hyperion Energy Investments, S.L.	Seville (Spain)	100.00	(1)
Solnova Solar Inversiones, S.A	Seville (Spain)	100.00	(3)
Solnova Electricidad, S.A.	Seville (Spain)	100.00	(1)
Solnova Electricidad Tres, S.A.	Seville (Spain)	100.00	(1)
Solnova Electricidad Cuatro, S.A.	Seville (Spain)	100.00	(1)

*Geida Skikda, S.L. is the holding company of Aguas de Skikda S.P.A. (the project entity operating the desalination plant), holding 51% of its shares as stated above. 34.2% of net results of Aguas de Skikda S.P.A. are therefore attributable to the Company.

The Appendices are an integral part of the notes to the combined financial statements.

37

Appendices

Appendix II

Investments recorded under the equity method as of December 31, 2014 and 2013

Company name	Registered address	% of nominal share	Business
Helioenergy Electricidad Uno, S.A.	Seville (Spain)	50.00	(1)
Helioenergy Electricidad Dos, S.A.	Seville (Spain)	50.00	(1)
Geida Tlemcen S.L.*	Madrid (Spain)	50.00	(3)
Evacuación Villanueva del Rey	Seville (Spain)	36.62	(1)

(1)	Operating segment activities area: Renewable energy
(2)	Operating segment activities area: Water
(3)	Holding entities

* Geida Tlemcen S.L. holds 51% of shares of Myah Bahr Honaine, S.P.A (the project entity operating the desalination plant).

The Appendices are an integral part of the notes to the combined financial statements.

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Appendices

Appendix III-1

Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2014 and 2013

Description of the Arrangements

Helioenergy 1 & 2

The Helioenergy 1/2 project is located in Ecija, Spain. Abengoa started the construction of Helioenergy in 2010, and reached COD on 2012. Helioenergy relies on a Conventional parabolic trough Concentrating Solar Power system to generate electricity.

Renewable energy plants in Spain are regulated by the Government through a series of laws and rulings which guarantee the owners of the plants a reasonable remuneration for their investments. Helioenergy 1&2 sell the power they produce into the wholesale electricity market, where offer and demand are matched and the pool price is determined, and also receive additional payments from the Comision Nacional de los Mercados y de la Competencia, or CNMC, the Spanish state-owned regulator.

Helios 1 & 2

The Helios 1/2 project is a 100 MW Concentrating Solar Power facility known as Plataforma Solar Castilla la Mancha, located in the municipality of Arenas de San Juan, Puerto Lápice and Villarta de San Juan, Spain. Helios 1 COD was reached on 2Q 2012, Helios 2 COD was reached on 3Q 2012. Helios 1/2 relies on a Conventional parabolic trough Concentrating Solar Power system to generate electricity.

Renewable energy plants in Spain are regulated by the Government through a series of laws and rulings which guarantee the owners of the plants a reasonable remuneration for their investments. Helioenergy 1&2 sell the power they produce into the wholesale electricity market, where offer and demand are matched and the pool price is determined, and also receive additional payments from the Comision Nacional de los Mercados y de la Competencia, or CNMC, the Spanish state-owned regulator.

Solnova 1, 3 & 4

The Solnova 1/3/4 project is a 150 MW Concentrating Solar Power facility, part of the Sanlucar Solar Platform, located in the municipality of Sanlucar la Mayor, Spain. Solnova 1 COD was reached on 2Q 2010, Solnova 3 COD was reached on 2Q 2010 and Solnova 4 COD was reached on 3Q 2010. Solnova 1/3/4 relies on a Conventional parabolic trough Concentrating Solar Power system to generate electricity.

Renewable energy plants in Spain are regulated by the Government through a series of laws and rulings which guarantee the owners of the plants a reasonable remuneration for their investments. Helioenergy 1&2 sell the power they produce into the wholesale electricity market, where offer and demand are matched and the pool price is determined, and also receive additional payments from the Comision Nacional de los Mercados y de la Competencia, or CNMC, the Spanish state-owned regulator.

Honaine

The Honaine project is a water desalination plant located in Taffsout, Algeria, near three important cities: Oran, to the northeast, and Sidi Bel Abbés and Tlemcen, to the southeast. Myah Bahr Honaine Spa, or MBH, is the vehicle incorporated in Algeria for the purposes of owning the Honaine project. Algerian Energy Company, SPA, or AEC, owns 49% and Sociedad Anonima Depuracion y Tratamientos, or Sadyt, a subsidiary of Sacyr, S.A., owns the remaining 25.5% of the Honaine project.

The technology selected for the Honaine plant is currently the most commonly used in this kind of project. It consists of desalination using membranes by reverse osmosis. Honaine has a capacity of seven M ft3 per day of desalinated water and it is under operation since July 2012.

39

The water purchase agreement is a U.S. dollar indexed 30-year take-or-pay contract with Sonatrach / Algérienne des Eaux, or ADE. The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

Skikda

The Skikda project is a water desalination plant located in Skikda, Algeria. Skikda is located 510 km east of Alger. Aguas de Skikda, or ADS, is the vehicle incorporated in Algeria for the purposes of owning the Skikda project. AEC owns 49% and Sadyt owns the remaining 16.83% of the Skikda project.

The technology selected for the Skikda plant is currently the most commonly used in this kind of project. It consists of the use of membranes to obtain desalinated water by reverse osmosis. Skikda has a capacity of 3.5 M ft3 per day of desalinated water and is in operation since February 2009.

The water purchase agreement is a U.S. dollar indexed 30-year take-or-pay contract with Sonatrach / ADE. The tariff structure is based upon plant capacity and water production, covering variable cost (water cost plus electricity cost). Tariffs are adjusted monthly based on the indexation mechanisms that include local inflation, U.S. inflation and the exchange rate between the U.S. dollar and local currency.

40

Appendices

Appendix III-2

Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2014

Project name	Country	Status(1)	% of Nominal Share	Period of Concession(4)(5)	Offtaker(8)	Financial/ Intangible(2)	Assets/ Investment	Accumulated Amortization	Operating Profit/(Loss)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Helioenergy 1	Spain	(O)	50.0	25 Years	Kingdom of Spain	(I )	N/A(7)	N/A(7)	N/A(7)	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 2	Spain	(O)	50.0	25 Years	Kingdom of Spain	(I )	N/A(7)	N/A(7)	N/A(7)	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I )	334,814	(24,187)	16,390	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I )	325,940	(21,889)	16,565	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I )	338,522	(48,946)	18,394	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 3	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I )	316,849	(44,211)	18,530	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 4	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I )	295,668	(39,847)	19,872	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain

Water:
Honaine	Algeria	(O)	25.5	25 Years	Sonatrach & ADE	(F)	N/A(7)	N/A(7)	N/A(7)	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	30 years purchase agreement
Skikda	Algeria	(O)	34.17	25 Years	Sonatrach & ADE	(F )	116,158	N/A	18,134	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	30 years purchase agreement

(1)	In operation (O), Construction (C) as of December 31, 2014.

(2)	Classified as concessional financial asset (F) or as intangible assets (I).

(3)	Same amount as construction costs incurred during the period.

(4)	The infrastructure is used for its entire useful life. There are no obligations to deliver assets at the end of the concession periods.

(5)	Generally, there are no termination provisions other than customary clauses for situations such as bankruptcy or fraud from the operator, for example.

(6)	Sales to wholesale markets and additional fixed payments established by the Spanish government.

(7)	Recorded under the equity method.

(8)	In each case the offtaker is the grantor.

The Appendices are an integral part of the notes to the combined financial statements.

41

Projects subject to the application of IFRIC 12 interpretation based on the concession of services as of December 31, 2013

Project name	Country	Status(1)	% of Nominal Share	Period of Concession(4)(5)	Offtaker(9)	Financial/ Intangible(2)	Assets/ Investment	Accumulated Amortization	Operating Profit/(Loss)	Arrangement Terms (price)	Description of the Arrangement
Renewable energy:
Helioenergy 1	Spain	(O)	50.0	25 Years	Kingdom of Spain	(I )	N/A(7)	N/A(7)	N/A(7)	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helioenergy 2	Spain	(O)	50.0	25 Years	Kingdom of Spain	(I )	N/A(7)	N/A(7)	N/A(7)	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I )	377,989	(17,898)	10,085	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Helios 2	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I )	367,789	(15,334)	9,904	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 1	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I )	383,423	(44,606)	10,715	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 3	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I )	358,857	(40,265)	13,018	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain
Solnova 4	Spain	(O)	100.0	25 Years	Kingdom of Spain	(I )	334,874	(35,826)	12,776	Regulated revenue base(6)	Regulated revenue established by different laws and rulings in Spain

Water:
Honaine	Algeria	(O)	25.5	25 Years	Sonatrach & ADE	(F)	N/A(7)	N/A(7)	N/A(7)	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	30 years purchase agreement
Skikda	Algeria	(O)	34.17	25 Years	Sonatrach & ADE	(F)	135,662	N/A	22,351	U.S. dollar indexed take-or-pay contract with Sonatrach / ADE	30 years purchase agreement

(1)	In operation (O), Construction (C) as of December 31, 2013.

(2)	Classified as concessional financial asset (F) or as intangible assets (I).

(3)	Same amount as construction costs incurred during the period.

(4)	The infrastructure is used for its entire useful life. There are no obligations to deliver assets at the end of the concession periods.

(5)	Generally, there are no termination provisions other than customary clauses for situations such as bankruptcy or fraud from the operator, for example.

(6)	Sales to wholesale markets and additional fixed payments established by the Spanish government.

(7)	Recorded under the equity method.

(8)	In each case the offtaker is the grantor.

The Appendices are an integral part of the notes to the combined financial statements.

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